

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2021

Sharon Levine
General Counsel
Semrush Holdings, Inc.
800 Boylston Street, Suite 2475
Boston, MA 02199

> **Re: SEMrush Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on September 22, 2021**
> **CIK No. 0001831840**

Dear Ms. Levine:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jared Fine